Exhibit (a)(1)(C)

Press Release

For immediate release

Company contact: Jennifer Martin, Vice President - Investor Relations, 303-312-8155

Bill Barrett Corporation Announces Purchase Offer

for its 5% Convertible Senior Notes Due 2028

DENVER — February 21, 2012 — Bill Barrett Corporation (the “Company”) (NYSE: BBG) announced today that holders of its 5% Convertible Senior Notes due 2028 (the “notes”) (CUSIP 06846NAA2) have the option to require the Company to purchase on March 20, 2012 all or any part of such holder’s notes.

The cash purchase price per $1,000 principal amount of notes will be $1,000 plus unpaid interest of approximately $0.69 for the period from March 15, 2012 up to the purchase date.  Whether or not any note is surrendered for purchase, the installment of interest for the period ending March 15, 2012 will be paid on the March 15 regular interest payment date to the holder of record as of the March 1 record date.  If all outstanding notes are surrendered for purchase, the aggregate purchase price will be approximately $172.6 million.  The Company has sufficient availability under its revolving credit facility to fund the purchase price of the notes.

Holders may exercise their option to require the Company to purchase their notes by delivering a purchase notice to Deutsche Bank Trust Company Americas, the paying agent, before the expiration of the offer at 9:00 a.m., New York City time, on March 20, 2012. Holders that surrender through the Depository Trust Company (“DTC”) need not submit a physical purchase notice to the paying agent if such Holders comply with the transmittal procedures of DTC.

On or after April 4, 2012, the Company has the right to redeem the notes in cash at par, plus accrued interest to the redemption date. The Company may or may not, at its discretion, redeem any notes that remain outstanding after the offer expires.

In certain circumstances, the notes are convertible into cash and a number of shares of common stock of the Company, determined as specified in the notes and the related indenture.  However, the notes are not currently convertible into common stock as those circumstances have not occurred.  Nonetheless, if, on or after April 4, 2012, the Company gives notice of redemption of any notes that remain outstanding after the offer expires, such notes will be convertible into common stock at any time on, or prior to, the second scheduled trading day prior to the related redemption date.

The Company plans to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) later today.  The Company will make available to noteholders, through DTC, documents specifying the terms, conditions and procedures for surrendering and withdrawing notes for purchase.  Each noteholder is encouraged to read these documents carefully before deciding to exercise its option to require the Company to purchase its notes as these documents contain important information regarding the details of the Company’s obligation to purchase the notes.  Holders of the notes and other interested parties may obtain a free copy of these statements and other relevant documents at the SEC’s website, www.sec.gov, or from Bill Barrett Corporation, at 1099 18th Street, Suite 2300, Denver, Colorado 80202, Attn: Investor Relations.

FORWARD-LOOKING STATEMENTS

Statements contained in this news release involving the timing of the filing of the Tender Offer Statement, as well as any other statements that are not historical facts, are forward-looking statements that involve certain risks, uncertainties and assumptions.  These include but are not limited to the actions of noteholders and other factors detailed in the Company’s most recent Form 10-K and Form 10-Q and other filings with the SEC.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

ABOUT BILL BARRETT CORPORATION

Bill Barrett Corporation (NYSE: BBG), headquartered in Denver, Colorado, explores for and develops natural gas and oil in the Rocky Mountain region of the United States. Additional information about the Company may be found on its website www.billbarrettcorp.com.